UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

CNA SURETY CORPORATION
(Name of Subject Company)
CNA SURETY CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
12612L1008
(CUSIP Number of Class of Securities)
Rosemary Quinn
CNA Surety Corporation
333 S. Wabash Avenue, 41st Floor
Chicago, Illinois 60604
(312) 822-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark D. Gerstein Timothy P. FitzSimons Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Gary I. Horowitz Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-7113

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment No. 2”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by CNA Surety Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, relating to the tender offer commenced by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation (“CNA Financial”), pursuant to which Purchaser has offered to purchase all the outstanding Common Stock, par value $0.01 per share (the “Shares”) of the Company not owned by CNA Financial and its subsidiaries (other than the Company and its subsidiaries) at a cash purchase price of $26.55 per share without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and in a Schedule 13E-3 Transaction Statement, both of which were filed with the SEC on May 11, 2011.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2.
Item 8 Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:
Litigation
     On May 16, 2011, a putative class action lawsuit captioned CapGrowth Partners v. John F. Welch, No. 11CH17746, was filed by a purported stockholder of the Company in the Circuit Court of Cook County, Illinois (the “CapGrowth Action”). The complaint filed in the CapGrowth Action names CNA Financial, the Company and the members of the Company Board as defendants and alleges that the members of the Company Board breached and/or aided and abetted the other members of the Company Board in breaching their fiduciary duties by acting to cause or facilitate the Merger Agreement. The complaint also alleges that CNA Financial aided and abetted the members of the Company Board in breaching their fiduciary duties and coerced the members of the Company Board to accept CNA Financial’s proposal, and is coercing CapGrowth Partners and the Company’s stockholders to accept the Offer. The complaint seeks compensatory and rescissory damages.
     The Company has reviewed the allegations contained in the complaint filed in the CapGrowth Action and believes they are without merit. The Company intends to defend the CapGrowth Action vigorously.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNA SURETY CORPORATION
By:	/s/ John F. Corcoran
John F. Corcoran
Senior Vice President, Chief Financial Officer and Treasurer
Dated: May 17, 2011